SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: December 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F           Form 40-F X
                                     ---                 ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes         No X
                                    ---        ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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This Form 6-K consists of the following:

1. Press release of World Heart Corporation (the "Company"), dated December 10, 2004, announcing that Dr. James W. Long of LDS Hospital in Salt Lake City, Utah will join Dr. Bartley P. Griffith from the University of Maryland Medical Center and Dr. James B. Young from The Cleveland Clinic Foundation, as a member of the Company's Clinical Executive Committee for the RELIANT Trial.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3, Registration Statement No. 333-111512 on Form F-3 and Registration Statement No. 333-119750 on Form F-3.

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News & Events

Press Releases

WorldHeart Announces Expansion of Clinical Executive Committee for RELIANT Trial Oakland, CA - December 10, 2004: (NASDAQ: WHRT, TSX: WHT) - World Heart Corporation ("WorldHeart" or the "Company"), a worldwide pioneer and technology leader in mechanical circulatory support systems, announced that Dr. James W. Long of LDS Hospital in Salt Lake City, Utah will join Dr. Bartley P. Griffith from the University of Maryland Medical Center and Dr. James B. Young from The Cleveland Clinic Foundation, as a member of WorldHeart's Clinical Executive Committee for the RELIANT Trial (Randomized Evaluation of the Novacor(R) LVAS In A Non-Transplant Population).

"Dr. Long and the team at the Utah Artificial Heart Program at LDS Hospital stand among the leaders in the application of LVAS therapy in advanced heart failure," commented Mr. Jal S. Jassawalla, WorldHeart President and CEO. "We are pleased to have Dr. Long participate in this landmark Trial and join our Clinical Executive Committee. Dr. Long and the LDS team have advanced many of today's techniques in long-term mechanical circulatory support, and their results within and following the earlier REMATCH trial set a standard for the application and success of this 'Destination Therapy'."

Dr. Long together with Dr. Griffith and Dr.Young, form a distinguished leadership for the RELIANT Trial. Dr Griffith, Division Head and Professor of Surgery at the University of Maryland Medical Center, Baltimore, Maryland, is a prominent and experienced cardiac surgeon who has been involved in the development and application of several artificial heart technologies since the 1980s. Dr. Young, renowned for his work in heart failure cardiology, is Chairman of the Division of Medicine, Medical Director at the Kaufman Center for Heart Failure, and Professor of Medicine at The Cleveland Clinic Foundation, Cleveland, Ohio.

The members of the Clinical Executive Committee provide leadership and clinical direction of the Trial by working with clinical colleagues to facilitate recruitment, share best practices, address clinical issues and expedite a timely completion of this Trial.

"We are at a critical juncture in the evolution of mechanical circulatory support systems for long-term use. Even while new technologies enter their introductory phase, there is much yet to be learned about long-term therapies using well-established, reliable technologies that have been updated, optimized and well characterized through many years of experience. This Trial will provide valuable data, including quality-of-life and cost-effectiveness, for two leading devices. I am delighted to be part of this important Trial and the WorldHeart Clinical Executive Committee", commented Dr. Long.

"We are fortunate to have an excellent team of truly dedicated professionals. We continue to believe that the Novacor LVAS technology has strengths that make it well-suited for long-term circulatory support, and we expect these will be demonstrated in the RELIANT Trial,"

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commented Mr. Jassawalla. "The Trial will yield important data that should facilitate increased adoption of LVADs for Destination Therapy", he added.

About the RELIANT Trial:
The RELIANT Trial evaluates the Novacor LVAS for Destination Therapy use in patients suffering from irreversible left ventricular failure who are not candidates for heart transplantation. Recipients are randomized, on a 2:1 basis, to receive the Novacor LVAS or the HeartMate(R) XVE LVAS.

The objective of the Trial is to demonstrate that use of the Novacor LVAS is superior to optimal medical therapy by demonstrating equivalence to the HeartMate XVE LVAS, which has been evaluated and approved for such use. The Novacor LVAS has Category B status under the existing IDE that permits reimbursement by the Centers for Medicare and Medicaid Services for implants within the Trial. Data from this Trial is expected to support a Pre-market Approval Supplement that will request approval for use of the Novacor LVAS by non-transplant eligible patients (Destination Therapy).

About the Novacor(R) LVAS:
The Novacor(R) LVAS is an electrically powered, pulsatile-flow device with more than 20 years of clinical use. It is the first ventricular assist device (VAD) to provide a recipient with more than 6 years of circulatory support and continues to hold the industry record for longest support on a single device, over 4.5 years; statistics unmatched by any other implanted electromechanical circulatory support device on the market. To date, more than 1,500 patients have been supported with the Novacor, with more than 600 patient-years of experience, and no deaths attributable to device failure.

The Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In Europe, the Novacor LVAS has unrestricted approval for use as an alternative to transplantation, a bridge to transplantation, and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

About World Heart Corporation:
World Heart Corporation is a global medical device company headquartered in Ottawa, Ontario, Canada, with additional facilities in Oakland, California, USA and Heesch, Netherlands. WorldHeart is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its next-generation technology is a miniaturized implantable assist device building on the proven Novacor technology.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on

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third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.


Contact Information:
World Heart Corporation
Judith Dugan
(613) 226-4278
www.worldheart.com


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               World Heart Corporation


    Date: December 13, 2004                    By:/s/ Mark Goudie
                                                  ------------------------------
                                                  Name:  Mark Goudie
                                                  Title: Chief Financial Officer